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                      [Letterhead of Goldman, Sachs & Co.]




June 12, 2006

VIA EDGAR AND FACSIMILE
-----------------------

Securities and Exchange Commission
Division of Corporate Finance
100 F. Street, N.E.
Washington, D.C.  20549

Facsimile:  (202) 772-9210

Attn:  Daniel Lee, Esq.

             Re:    Synchronoss Technologies, Inc.
                    Registration Statement on Form S-1 (File No. 333-132080)

Dear Mr. Lee:

In connection with the above-captioned Registration Statement, we wish to advise that between May 30, 2006 and the date hereof 10,572 copies of the Preliminary Prospectus dated May 30, 2006 were distributed as follows: 7,904 to three prospective underwriters; 2,567 to 2,567 institutional investors; nine to three rating agencies and 92 to four others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:30 p.m. Eastern Time on Wednesday, June 14, 2006, or as soon thereafter as practicable.


                               Very truly yours,


                               GOLDMAN, SACHS & CO.
                               DEUTSCHE BANK SECURITIES
                               THOMAS WEISEL PARTNERS LLC

                               As Representatives of the
                               Prospective Underwriters


                               By: /s/ Goldman, Sachs & Co.
                                   ------------------------
                                   (Goldman, Sachs & Co.)